Exhibit 99.4

ANNUAL GENERAL MEETING 7 MAY 2024

OF ARGENX SE

EXPLANATORY NOTES

The following items on the agenda of the meeting of argenx SE (the "Company") shall be discussed and/or put to a vote. The numbers in the list correspond to the numbers on the agenda.

2. Report on the 2023 financial year (discussion item)

This agenda item includes an account of the financial year 2023.

3. The 2023 remuneration report (advisory non-binding voting item)

The 2023 remuneration report has been published in the annual report. The report explains how the remuneration policy (which was approved in 2021) has been applied in the financial year 2023. The shareholders are asked to give an advisory, non-binding vote on the remuneration report, which provides a comprehensive overview of the remuneration paid to our CEO, named executive officers and non-executive directors for the 2023 financial year.

4. Discussion and adoption of the 2023 annual report and annual accounts:

4a. Discussion of the 2023 annual report (discussion item)

This agenda item includes the discussion of the 2023 annual report.

4b. Adoption of the 2023 annual accounts (voting item)

This agenda item includes the proposal to adopt the 2023 annual accounts.

4c. Corporate governance statement (discussion item)

This agenda item includes the discussion of the Company's corporate governance section of the annual report.

4d. Allocation of losses of the Company in the financial year 2023 to the retained earnings of the Company (voting item)

It is proposed to allocate the losses of the Company in the financial year 2023 to the retained earnings of the Company.

4e. Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2023 (voting item)

It is proposed to release the members of the board of directors of the Company (the "Board") from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting prior to the adoption of the annual accounts.

5. Adoption of the remuneration policy (voting item)

The current remuneration policy was adopted at the annual general meeting of the Company in 2021. Under Dutch law, the remuneration policy will need to be adopted every 4 years. However, in order to align the Company’s remuneration policy to its current needs and to address shareholder feedback in prior years ‘say-on-pay’ votes, the company is proposing a revised remuneration policy at the 2024 AGM. If adopted (adoption will require a 75% majority of the votes cast), these adjustments will be effective as per 7 May 2024. If not adopted, the Company will be required to continue to apply the 2021 remuneration policy until a new policy is approved with such 75% majority.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com	1

For the full text of the remuneration policy, including extensive explanatory notes on the proposed adjustments and their rationale, reference is made to the remuneration policy as published on the Company’s website.

6. Appointment of Dr. Brian L. Kotzin as non-executive director to the board of directors of the Company (voting item)

The Board proposes to appoint Dr. Brian L. Kotzin as a non-executive director of the Company with effect from the date of this annual general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2028. The proposed appointment is in accordance with the Company's articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company's profile for the non-executive directors which is available on the Company’s website.

In making this proposal, the Board has taken into consideration Dr. Brian L. Kotzin’s skills, knowledge and expertise built up during his career.

Dr. Brian L. Kotzin (age 75) is a member of the board of directors at Biora Therapeutics, Inc., Kyverna Therapeutics, Inc., Rigel Pharmaceuticals, Inc., and Genascence Corporation. He served as Senior Vice President for Nektar Therapeutics, Inc. from April 2017 to June 2023, and has held various leadership positions at Nektar, including serving as Chief Medical Officer and Head of Clinical Development from January 2021 to September 2021 and again from May 2022 to June 2023. From 2004 to 2015, Dr. Kotzin was Vice President, Global and Clinical Development and Head, Inflammation Therapeutic Area at Amgen Inc., directing the global development efforts for product candidates in the inflammation area. During his employment at Amgen, he also served as Vice President of Translational Sciences and Head of Medical Sciences from 2006 to 2011. Prior to entering the life sciences industry, Dr. Kotzin held several positions as a professor at the University of Colorado Health Sciences Center, where his research focused on immunopathogenesis of disease. He has also held leadership roles at several national organizations, including as a member of the American College of Rheumatology ("ACR") Board of Directors, Member and Chairperson of the NIH Immunological Sciences Study Section, Chairperson of the NIH Autoimmunity Centers of Excellence, and Member of the Board of Directors for the Federation of Clinical Immunology Societies.

He is currently an elected Master of the ACR. Dr. Kotzin received an M.D. from Stanford University and a Bachelor’s degree in mathematics from the University of Southern California

It is envisaged that Brian will join the R&D Committee of the Board.

Dr. Brian L. Kotzin holds no shares in the Company.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com	2

7. Re-appointment of Peter Verhaeghe as non-executive director to the board of directors of the Company (voting item)

The Board proposes to appoint Peter Verhaeghe as a non-executive director of the Company with effect from the date of this general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2026, which is the second year after the year of the appointment. The proposed appointment is in accordance with the Company's articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company's profile for the non-executive directors which is available on the Company website.

In making this proposal, the Board has taken into consideration Peter Verhaeghe’s skills, knowledge and expertise built up during his career and his contribution and performance as non-executive director of the Company. Taking into account Peter Verhaeghe's continued commitment and contributions as chairperson of the Board, the Board values his effective chairmanship and his extensive experience with the company, its product portfolio and strategy, as built up during his tenure on the board of the Company.

Peter Verhaeghe (age 65) has served as a member and chairperson of the board of arGEN-X B.V. since October 2008 and as non-executive director on our Board since July 2014. Mr. Verhaeghe is the managing partner of VVGB Advocaten-Avocats, a corporate finance law and tax law firm, a position he has held since July 1999. He is currently lead counsel to a number of Belgian, Dutch, French, U.S. and Swiss life sciences companies. Mr. Verhaeghe has served on the boards of directors of Participatiemaatschappij Vlaanderen NV since May 2018 and miDiagnostics NV since April 2020. He has also served as chairman of the board of Haretis SA (Luxembourg) since March 2011 and as chairman of the LP & advisory committee of Bioqube Factory Fund I NV since September 2020. Mr. Verhaeghe previously served as a member of the board of directors of CzechPak Manufacturing s.r.o., Innogenetics NV (now Fujirebio Europe N.V.), Tibotec-Virco NV, and Biocartis SA. He was also the president of the board of directors of Merisant France SAS, a member of the management board of Merisant Company 2 S.à r.l., and chairman of the board of directors of PharmaNeuroBoost NV. Mr. Verhaeghe holds a degree in law from the University of Leuven and an LL.M. degree from Harvard Law School.

Peter Verhaeghe holds 49,000 share options, 1,100 restricted stock units and 450 shares of the Company.

8. Re-appointment of Pamela Klein as non-executive director to the board of directors of the Company (voting item)

The Board proposes to appoint Pamela Klein as a non-executive director of the Company with effect from the date of this general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2026, which is the second year after the year of the appointment. The proposed appointment is in accordance with the Company's articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company's profile for the non-executive directors which is available on the Company website.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com	3

In making this proposal, the Board has taken into consideration Pamela Klein’s skills, knowledge and expertise built up during her career and her contribution and performance as non-executive director of the Company.

Dr. Pamela Klein (age 62) has served as a member of our Board since April 2016. Since 2008, Dr. Klein has been a principal and founder of PMK BioResearch, a company offering strategic consulting in oncology drug development to corporate boards, management teams and the investment community. She has also been a venture partner in Ysios Capital Partners, SGIEC, S.A.U. since 2023. She currently serves as a member of the board of directors of several companies including I-Mab and Patrys Ltd; as well as various scientific advisor boards. In 2023, Dr. Klein also joined the boards of directors of Frontier Medicines Corp, Ona Therapeutics SL, and Sardona Therapeutics, Inc. Previously, Dr. Klein served on the board of directors of F-Star Therapeutics, Inc. until March 2023, Jiya Acquisition Corp, and Spring Bank Pharmaceuticals, Inc. until its merger with F-Star Therapeutics in July 2020. Dr. Klein previously spent seven years at the National Cancer Institute as research director of the NCI-Navy Breast Center, after which she joined Genentech as vice president of development until 2001. She also served as chief medical officer for Intellikine, Inc., which was acquired by Takeda American Holdings. Dr. Klein holds a Bachelor’s degree in biology from California State University and an M.D. from Stritch School of Medicine, Loyola University Chicago and is trained in internal medicine and medical oncology.

Pamela Klein holds 28,500 share options, 1,100 restricted stock units and 450 shares in the Company.

9. Authorization of the Board to issue shares and grant rights to subscribe for shares in the share capital of the Company up to a maximum of 10% of the outstanding capital at the date of the general meeting for a period of 18 months from the general meeting and to limit or exclude statutory pre-emptive rights with regard to such (rights to subscribe for) shares (voting item)

This agenda item proposes to designate the Board as the corporate body competent (i) to issue ordinary shares in the capital of the Company and grant rights to subscribe for ordinary shares in the capital of the Company at any time during a period of 18 months as of the date of this general meeting up to a maximum of 10% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of this general meeting and in relation thereto (ii) to limit or exclude the statutory pre-emptive rights with regard to such (rights to subscribe for) shares.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com	4

10. Amendment of the articles of association of argenx SE and granting a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP in having the deed of amendment executed (voting item)

This agenda item proposes to partially amend the articles of association to change the statutory seat from Rotterdam to Amsterdam and – in view of a legislative proposal that was recently submitted to Dutch Parliament introducing the possibility for virtual only general meetings of Dutch legal entities – to already introduce the option of a virtual only meeting (subject to enactment of this legislative proposal).

For the literal text of the proposed amendment reference is made to the double-column text with explanatory notes per article. The proposal includes a proxy to each member of the Board, as well as each, (deputy/assigned) civil law notary, lawyer and practice support lawyer officiating with Freshfields Bruckhaus Deringer LLP, Amsterdam office, to execute the deed of amendment of the articles of association.

11.	Appointment of Deloitte Accountants B.V. as external auditor of the Company for the 2024 financial year (voting item)

This agenda item proposes to the general meeting of shareholders to appoint Deloitte Accountants B.V. as the external auditor of the Company for the 2024 financial year.

12.	Appointment of Ernst & Young Accountants LLP as external auditor of the Company for the 2025 financial year (voting item)

This agenda item proposes to the general meeting of shareholders to appoint Ernst & Young Accountants LLP as the external auditor of the Company for the 2025 financial year.

According to mandatory external auditor rotation under the Audit Regulation (EU) No. 537/2014, our current external auditor, Deloitte Accountants B.V., can no longer be re-appointed beyond the 2024 financial year. In order to allow sufficient opportunity for proper handover by Deloitte to the company’s next external auditor, the Board has initiated the selection and appointment process in 2023 and is now proposing the appointment of the next auditor for the 2025 financial year, so that Deloitte and the next auditor have sufficient time to work together to ensure a seamless transition.

Our audit committee of the Board has therefore initiated an extensive tender process for the appointment of the external auditor. The audit committee started the tender process in April 2023 and in order to carry out the selection procedure as efficiently as possible, the audit committee established a selection committee (the “Selection Committee”), consisting of two voting members, i.e., the chairperson of the audit committee and the chairperson of the Board (also a member of the audit committee). At the start of the tender process, a number of selection criteria were defined, including: the quality of the audit team and organization (i.e., understanding of life sciences industry, technical acumen, depth of experience, US knowledge on the audit team), the audit approach and integrated team (including integrated team set-up and coverage of Dutch, Belgium and US expertise, effectiveness of audit approach and transition plan, plan for reliance of internal audit and control), the fee proposal and qualification, reputation and credentials and the commitment and technology (i.e., sufficient time commitment from team, process for assessing service quality, attention of firm leadership and additional value offered by audit tools and technology).

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com	5

Based on the independence criteria, initially, Ernst & Young Accountants LLP, KPMG and BDO participated in the selection process. Following inspection of reports based on PCAOB standards, the tender process was continued with Ernst & Young Accountants LLP and KPMG.

The tender process included various meetings and deep-dive workshops with functional experts. Following a series of interviews, the participants were asked to submit their written proposals and subsequently to present themselves and their proposals to the Selection Committee in multiple presentation rounds. The Selection Committee then evaluated the participants and their proposals in accordance with the predetermined evaluation criteria. These impressions led to the Selection Committee’s recommendation. The decisive factors to recommend the appointment of Ernst & Young Accountants LLP were the strong integrated audit team proposed (across Dutch, Belgium and US) and the overall quality of the proposed audit team. At an audit committee meeting held in October 2023, the Selection Committee presented Ernst & Young Accountants LLP as its preferred choice and KPMG as its runner-up. The non-executive directors of the Board decided to follow the recommendation of the audit committee and now propose to appoint Ernst & Young Accountants LLP as the external auditor for the financial year 2025.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com	6